REPORT OF CHANGE IN MAJORITY OF DIRECTORS

          INFORMATION PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                  Edlam Acquisition Corporation
                   8 East Broadway, Suite 620
                   Salt Lake City, Utah  84111


                          March 1, 2001


     This report is furnished by the Board of Directors of Edlam Acquisition Corporation, a Nevada corporation (the "Company"), to the holders of common stock, $.001 par value, of the Company (the "Common Stock") to provide notice of a change in management. On January 18, 2001, the Company sold 11,000,000 shares of Common Stock for $55,150 to Triden Telecom, Inc. ("Triden"). Concurrently, the Company acquired Digitec Information Systems, Inc. ("Digitec") in exchange for 1,750,000 and redeemed 500,000 shares of common stock held by the former stockholders of the Company for $45,000. Under the terms of the transactions, James
S. Roberts and Holly V. Grant have been appointed by the present board members to serve on the Board of Directors of the Company effective March 12, 2001, and on that date the term of Mark E. Lehman, a current director will terminate. These appointees will constitute a majority of the members of the board of directors.

     This information is provided for information purposes only.
We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report is being mailed to shareholders on March 1, 2001.

          DIRECTORS, EXECUTIVE OFFICERS, AND NOMINEES;
        COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Directors and Officers

     The following table sets forth certain information for each officer, director and nominee of the Company.

Name               Age  Positions                         Since

Robert S. Hardy     58   President, Chief Executive        January 2001
                          Office and Director

Mark E. Lehman      45   Director                          December 1999

James M. Roberts     52   Director Nominee                  N/A

Holly V. Grant       27   Director Nominee                  N/A

     Effective March 12, 2001, Mark E. Lehman's tenure as a director will terminate and the tenure of Mr. Roberts and Ms. Grant will begin. The change in management is a result of the change in control of the Company that occurred as a result of the Issuance and Acquisition.

     The following is information on the business experience of each officer and director.

     Robert S. Hardy, President, Chief Executive Officer and Director. During the past five years Mr. Hardy has served as the president, chief executive officer and a director of Triden Telecom, Inc., a publicly held corporation seeking business ventures in which to participate.

     Mark E. Lehman, Director. Mr. Lehman is a lawyer who has been engaged in the private practice of law in Salt Lake City, Utah, for the past five years.

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     James M. Roberts, Director Nominee.  Mr. Roberts is the
president and chief executive officer of Digitec Information Systems, Inc., of which he founded in 1990. Since that time, Mr. Roberts has devoted his time to developing the business of Digitec, which offers products and sercies in the tele-communications industry, including, business phone systems, cellular service and equipment, national, regional and local paging and video conferencing.

     Holly V. Grant, Director Nominee. Ms. Grant attended the University of Texas at Tyler where she majored in Finance. From May of 1999 to August of 2000, Ms. Grant was employed as a financial advisor for Morgan Stanley Dean Witter. From 1994 through 1999, Ms. Grant was a full time student at Tyler Junior College and the University of Texas at Tyler.

                     EXECUTIVE COMPENSATION

     The Company paid no compensation to any of its officers or directors during the year that ended December 31, 2000.

     In the past fiscal year, the Board of Directors held one meeting. Of the current directors, Mark E. Lehman was a director at the close of the fiscal year 2000, while Robert S. Hardy was appointed as a director on January 18, 2001.

                  COMPLIANCE WITH SECTION 16(a)
             OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4").
Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 2000.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In January 2001, the Company issued 1,750,000 shares of restricted common stock to James M. Roberts, Digitec's sole shareholder, in exchange for Mr. Roberts' 1,000 shares of Digitec common stock, thus making Digitec a wholly owned subsidiary of the Company. Mr. Roberts has been nominated and will be appointed as a director of the Company.

     In January 2001, as a negotiated element of the change in control of the Company, the Company redeemed from its pre-existing shareholders on a pro-rata basis 500,000 shares of common stock at a total redemption price of $45,000. The pre-existing shareholders were Mark E. Lehman and Cletha A. Walstrand.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of February 21, 2001, the number and percentage of the 15,250,000 shares of outstanding common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director and nominee director, (ii) each executive officer, (iii) all current directors and nominee directors as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

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                                 Number of          Percent
Name and Address               Common Shares       of Class

Triden Telecom, Inc. (1)         11,000,000          72.13
613 Chase Drive
Tyler, TX 75701

Robert S. Hardy (1)(2)           11,000,000          72.13
613 Chase Drive
Tyler, TX 75701

James M. Roberts                 1,750,000           11.48
121 Stonebriar
Sulphur Springs, TX  75482

Holly V. Grant                      -0-               -0-
613 Chase Drive
Tyler, TX 75701

Mark E. Lehman (2)                  -0-               -0-
8 E. Broadway
Salt Lake City, UT 84111

All directors and nominee    12,750,000          83.61
directors as a Group (4 persons)

(1)  These shares are held of record by Triden Telecom.  Robert
     S. Hardy is an officer and director of Triden Telecom and may be deemed to have shared voting and investment control over the shares.

(2)  Officer or Director of the Company.

                                        Edlam Acquisition
                                        Corporation.
                                        By Order of the Board of
                                        Directors

                                        Robert S. Hardy, President

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